Filed Pursuant to Rule 433
Registration No. 333-153598
May 12, 2010
KINDER MORGAN ENERGY PARTNERS, L.P.
Pricing Term Sheet
$600,000,000 5.30% Senior Notes due 2020
$400,000,000 6.55% Senior Notes due 2040

Issuer:	Kinder Morgan Energy Partners, L.P.
Ratings: (Moody’s / S&P / Fitch)*	Baa2 / BBB / BBB
Ratings Outlooks: (Moody’s / S&P / Fitch)	Negative / Stable / Stable
Security Type:	Senior Unsecured Notes
Pricing Date:	May 12, 2010
Settlement Date: (T+5) **	May 19, 2010
	5.30% Senior Notes due 2020	6.55% Senior Notes due 2040
Maturity Date:	September 15, 2020	September 15, 2040
Principal Amount:	$600,000,000	$400,000,000
Benchmark:	3.625% due February 15, 2020	4.375% due November 15, 2039
Benchmark Price / Yield:	100-18 / 3.556%	98-15 / 4.469%
Spread to Benchmark:	+ 175 bps	+ 210 bps
Yield to Maturity:	5.306%	6.569%
Coupon:	5.30%	6.55%
Public Offering Price:	99.961%	99.763%
Optional Redemption:	T + 30 bps	T + 35 bps
Interest Payment Dates:	March 15 and September 15, commencing September 15, 2010
Denominations:	$1,000 or whole multiples of $1,000
CUSIP / ISIN:	494550BE5 / US94550BE51	494550BF2 / US494550BF27
Joint Book-Running Managers:	Deutsche Bank Securities Inc. RBS Securities Inc. Wells Fargo Securities, LLC
Co-Managers:	Daiwa Capital Markets America Inc.
Mitsubishi UFJ Securities (USA), Inc.
SunTrust Robinson Humphrey, Inc.
UBS Securities LLC
Banc of America Securities LLC
Barclays Capital Inc.
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
DnB NOR Markets, Inc.
RBC Capital Markets Corporation

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**We expect delivery of the notes will be made against payment therefor on or about May 19, 2010, which is the fifth business day following the date of pricing of the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next succeeding three business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.
The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Deutsche Bank Securities Inc. at 1-800-503-4611, RBS Securities Inc. at 1-866-884-2071 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.